UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                             ThermoTrex Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883666 10 9
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 26, 1998
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

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                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          11,401,403
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           11,401,403
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                     10    SHARED DISPOSITIVE POWER


                           0
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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
                           11,401,403
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           59.9%
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            14             TYPE OF REPORTING PERSON *

                           CO
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      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoTrex Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in August 1998, of more than one percent.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The following is hereby added as the second paragraph of Item 3:

      The Reporting Person has expended approximately $8,934,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The second and third paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

      The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 11,401,403 Shares, or approximately 59.9% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 176,173 Shares or approximately 1% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 116,300 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         4,500
Peter O. Crisp                                           44,620
Elias P. Gyftopoulos                                      4,500
George N. Hatsopoulos                                    44,889
John N. Hatsopoulos                                      23,844
Brian D. Holt                                                 0
Frank Jungers                                            11,000
Paul F. Kelleher                                          8,916
John T. Keiser                                                0
Earl R. Lewis                                                 0
Robert A. McCabe                                         10,000
Donald E. Noble                                           4,500
Robert W. O'Leary                                             0
Hutham S. Olayan                                          4,500
Peter G. Pantazelos                                       6,000
William A. Rainville                                      1,797
Arvin H. Smith                                            1,967
Richard F. Syron                                              0
Roger D. Wellington                                       4,500
John W. Wood Jr.                                            640
All directors and current executive                     176,173
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Wellington, and all directors and executive officers as a group include 4,500, 28,800, 4,500, 30,000, 21,000,
4,500, 5,000, 4,500, 4,500, 4,500, 4,500 and 116,300 Shares, respectively,  that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Mr. Crisp and all directors and current executive officers as a group include 2,376 full Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 160 Shares held by his spouse. Shares beneficially owned by Ms. Olayan do not include 10,000 Shares owned by Crescent Growth Fund Ltd., a member of the Olayan Group which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund Ltd.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

 Date               Amount       Price Per           Transfer Type
                                   Share
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08/20/98              47,000      $14.6875       Open Market Purchase
08/24/98              55,900       15.3125       Open Market Purchase
08/24/98              18,200       15.25         Open Market Purchase
08/24/98                 400       15.375        Open Market Purchase

08/24/98              11,000       14.75         Open Market Purchase
08/25/98              10,900       15.4375       Open Market Purchase
08/25/98               9,600       15.5625       Open Market Purchase
08/25/98               1,000       15.375        Open Market Purchase
08/25/98              18,100       15.50         Open Market Purchase
08/26/98              34,800       15.375        Open Market Purchase
08/27/98              21,700       15.25         Open Market Purchase
08/27/98              40,300       15.375        Open Market Purchase
08/27/98              26,000       15.3125       Open Market Purchase
08/28/98               8,700       15.25         Open Market Purchase
08/28/98              10,100       15.375        Open Market Purchase
08/28/98              13,300       15.3125       Open Market Purchase
08/31/98               7,000       15.0625       Open Market Purchase
08/31/98              10,000       15.1875       Open Market Purchase
08/31/98              20,900       15.125        Open Market Purchase
09/01/98              19,600       14.9375       Open Market Purchase
09/01/98               1,900       14.875        Open Market Purchase
09/01/98              12,100       15.00         Open Market Purchase
09/01/98               5,000       14.75         Open Market Purchase
09/01/98                 300       14.8125       Open Market Purchase
09/01/98               1,000       14.6875       Open Market Purchase
09/03/98               7,600       13.0625       Open Market Purchase
09/03/98              51,300       12.75         Open Market Purchase
09/04/98                 100       12.6875       Open Market Purchase
09/04/98               1,300       12.625        Open Market Purchase
09/04/98              16,900       12.75         Open Market Purchase
09/04/98               2,000       12.875        Open Market Purchase
09/08/98                 300       12.875        Open Market Purchase
09/08/98              22,000       13.4375       Open Market Purchase
09/08/98               1,300       12.75         Open Market Purchase
09/08/98               2,300       13.375        Open Market Purchase
09/08/98               1,600       13.4375       Open Market Purchase
09/08/98                 300       12.5625       Open Market Purchase
09/09/98              32,300       13.25         Open Market Purchase
09/09/98               2,000       13.25         Open Market Purchase
09/09/98               3,000       13.3125       Open Market Purchase
09/09/98                 500       13.375        Open Market Purchase
09/09/98                 800       13.50         Open Market Purchase
09/09/98               4,000       13.5625       Open Market Purchase
09/10/98               5,000       13.375        Open Market Purchase
09/10/98               5,000       13.4375       Open Market Purchase
09/10/98              10,000       13.25         Open Market Purchase

09/10/98                 600       13.4375       Open Market Purchase
09/10/98                 200       13.3125       Open Market Purchase
09/10/98               2,300       13.25         Open Market Purchase
09/11/98              17,500       13.625        Open Market Purchase
09/11/98               2,000       13.75         Open Market Purchase
09/11/98               4,600       13.875        Open Market Purchase
09/11/98               2,600       13.8125       Open Market Purchase
09/11/98               1,100       13.6875       Open Market Purchase
09/15/98               3,100       13.5625       Open Market Purchase
09/15/98                 900       13.625        Open Market Purchase
09/15/98               1,000       13.75         Open Market Purchase
09/15/98               2,600       13.6875       Open Market Purchase

To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 11,401,403 Shares beneficially owned by the Reporting Person, (i) 370,370 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 100,165 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 31,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 30,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 21,000 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 28,800 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  September 18, 1998               THERMO ELECTRON CORPORATION



                                        By:   /s/   Kenneth J. Apicerno
                                              Kenneth J. Apicerno
                                              Treasurer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.



John M. Albertine:                      Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                   Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                       Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                        Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                       Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                    Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                  Director, Chairman of the Board and
                                        Chief Executive Officer, Thermo Electron
John N. Hatsopoulos:                    Director, Vice Chairman of the Board
                                        and Chief Financial Officer,
                                        Thermo Electron
Peter G. Pantazelos:                    Executive Vice President, Corporate
                                        Development, Thermo Electron
Arvin H. Smith:                         Executive Vice President, Thermo
                                        Electron
Earl R. Lewis:                          Chief Operating Officer, Instrumentation

William A. Rainville:                   Chief Operating Officer, Recycling
                                        and Recovery Systems
John W. Wood Jr.:                       Senior Vice President, Thermo
                                        Electron
Paul F. Kelleher:                       Senior Vice President, Finance &
                                        Administration and Chief Accounting
                                        Officer, Thermo Electron
Brian D. Holt:                          Chief Operating Officer, Environmental
                                        and Energy
John T. Keiser:                         Chief Operating Officer, Biomedical and
                                        New Technologies